VIRTUALSELLERS.COM, INC.
                      Suite 100 - 120 North LaSalle Street
                            Chicago, Illinois, 60602

Mr.  Kevin  E.  Dudley
35  Thistle  Court
Matteson,  Illinois,  60443

Dear  Mr.  Dudley:

          We wish to confirm the terms of your employment by VirtualSellers.com, Inc. and/or its successors (the "Company"), which were previously discussed. The terms and conditions of your employment with the Company are set forth below.

You will be employed in the Company's Investor Relations Department, commencing March 15, 2000, at a salary of $3,000 per month ($36,000 annually), currently paid bi-weekly. You may also be entitled to a performance bonus as determined by the Company's Board of Directors. The performance bonus, if any, will be payable in cash or shares at the election of the Company.

Please remember that this agreement is confidential and is not for public dissemination. Dissemination of this agreement to any party will cause this agreement and any subsequent agreements to be withdrawn immediately.

The purpose of this letter is only to confirm our discussion regarding your compensation and is not an employment contract. The Company is an at-will employer, and neither you nor the Company is bound to continue the employment relationship if either chooses, at its will, to end the relationship at any time, with or without cause. If the Company chooses to terminate your employment, you agree that the Company will have no obligation to pay you severance pay of any nature whatsoever.

As a regular employee, you will be eligible for the applicable benefits offered by the Company, as spelled out in the employee handbook, including but not limited to vacation times and other paid time off. You will also be eligible to join the Company insurance plan after three (3) months of employment; the Company pays 100% of the employee's premium. You will be asked to sign an employee acknowledgment form and a work-made-for-hire agreement.

We look forward to working with you. If you are in agreement with the foregoing terms and conditions, please confirm your acceptance by signing and returning the enclosed duplicate copy of this correspondence.

VIRTUALSELLERS.COM,  INC.

Per: /s/ Dennis Sinclair
     Authorized  Signatory

Accepted,  agreed  and  effective  as  of  the  15th  day  of  March,  2000.


Per: /s/ Kevin Dudley
     Kevin  E.  Dudley